Filed by Linde AG
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Companies:
Praxair, Inc.
(Commission File No.: 001-11037)
Linde AG

March 9, 2017

Excerpts From Linde AG’s 2016 Financial Report

Letter to the Shareholders of Linde AG from Prof. Dr. Aldo Belloni

There is no doubt that 2016 was an eventful year, both at a social and political level, as well as at a level that affects us most, namely the economic level. We witnessed, and indeed are continuing to witness, radical changes brought about by digitalisation. We have seen elections and votes with surprising outcomes. And we have had to cope with a sustained low oil price, which comes on top of the global growth outlook over the course of the year, which also deteriorated further.
Despite this turbulence, we were able to perform to our expectations. Our Group revenue grew by 0.2 percent to total EUR 16.948 bn (excluding Gist) after adjustments to reflect exchange rate effects. We improved our Group operating profit by as much as 2.7 percent after adjusting for exchange rate effects. Our Group operating margin showed particularly encouraging development, increasing by 60 basis points year-on-year from 23.6 percent to 24.2 percent.
Dear shareholders, rest assured that we are doing everything in our power to continue to leverage the potential we have: we have a fundamentally stable business model focusing on sustainability, as well as competitive solutions and promising innovations. These give us an edge over our competitors.
As a result, we remain committed to maintaining a sustainable payout of dividends. At the Annual General Meeting on 10 May 2017, the Executive Board and Supervisory Board will propose the payment of a dividend of EUR 3.70 per share (2015: EUR 3.45 per share). This would see the dividend increase by 7.2 percent, ahead of the growth in our Group operating profit. This sends out a positive signal to you, our shareholders, and reflects our confidence in a stable and profitable business development in the future.
Looking ahead to the current 2017 financial year, we expect to see Group revenue development of somewhere in the range of –3 percent to +3 percent after adjustments for exchange rate effects. As far as Group operating profit is concerned, we expect this year to bring an increase, net of exchange rate effects, that is on a par with the 2016 increase and could come to as much as 7 percent. We have set a target of 9 to 10 percent for our return on capital employed.

It is also clear, however, that the outlook for the global economy will continue to remain tepid over the next years, which will come in conjunction with slower growth in industrial production as well. This will have a particular impact on what is by far our largest division, the Gases Division. We will also be confronted with considerable cost pressure and will have to hold our own in an aggressive competitive environment with peers that are operating on a lower cost basis than we are.
You, our shareholders, have clear expectations in terms of Linde’s performance – and this is an area where we lag behind our competitors. This is why the targets set out above are closely linked to the measures taken as part of the LIFT programme that we launched in 2016. This programme is set to run for three years and entails numerous measures designed to ensure further increases in efficiency.
In December 2016, we announced that we are pursuing a merger of equals with our competitor Praxair. This merger would create value and would bring together two leading industrial gases companies and take advantage of their respective strengths. Linde’s established position as a leader in technology would be combined with Praxair’s operational excellence, from which a new global market leader would emerge. The merged company would have a strong position in all key regions and end markets, creating a balanced, more diversified global portfolio. This strategic merger would combine the potential, excellent employees and first-class processes of both companies.
Finally, I would like to take this opportunity, on behalf of the Executive Board, to thank all of our employees, for whom last year certainly cannot have been an easy one. Nevertheless, the dedication and commitment that they showed in their work for Linde did not suffer – quite on the contrary, as the figures show.
I am firmly convinced that we can build further on our success despite a very challenging market environment. Linde remains a strong company that enjoys an excellent position. An alliance with Praxair would put us in an even better position – this would be a good thing for Linde’s employees, a good thing for our customers and a good thing for you, Linde’s owners.

P R O F E S S O R   D R   A L D O   B E L L O N I
[ C H I E F   E X E C U T I V E   O F F I C E R   O F   L I N D E   A G ]

Report of the Supervisory Board of Linde AG

During the reporting year, the Supervisory Board conducted detailed reviews of the Group’s situation, its prospects and its strategic development, as well as the future long-term positioning of The Linde Group and key individual initiatives. We monitored and advised the Executive Board in the running of its business operations in accordance with the duties assigned to us by law, the articles of association and the Supervisory Board’s procedural rules. Through verbal updates at our meetings and in the form of written reports, the Executive Board regularly provided us with timely and comprehensive updates on company performance, the economic situation, profitability and plans for the company and its subsidiaries, as well as briefing us on all issues relevant to the strategy being pursued by the company and its subsidiaries, planning, business development, the risk situation, risk management and compliance. We assessed the plausibility of all documents presented to us and regularly consulted the Executive Board on significant issues. The Supervisory Board was involved in all major decisions made by the company. These include Executive Board transactions and measures requiring the approval of the Supervisory Board. This applies in particular to the annual capital expenditure programme, major acquisitions, divestments, and defined capital and financial measures.
In our committees and at meetings of the full Supervisory Board, we carried out critical reviews of the reports and proposed resolutions submitted by the Executive Board and put forward our suggestions. The Chairman of the Supervisory Board also ensured that he remained up to date on the current business situation, significant business transactions and decisions taken by the Executive Board. He maintained close contact with the Executive Board and with the Chief Executive Officer in particular, sharing information and ideas, and held regular consultations with the CEO on the Group’s strategy, planning, business development, risk situation, risk management and compliance. On the basis of the reports submitted by the Executive Board and the auditors report, the Supervisory Board was able to satisfy itself as to the effectiveness of the risk monitoring system set up in accordance with § 91 (2) of the German Stock Corporation Act (AktG). At no time during the year did the Supervisory Board have any objections in relation to the sound and efficient management of the Group.

Meetings and resolutions of
the Supervisory Board

A total of eight Supervisory Board meetings were held in the 2016 financial year: four scheduled and four extraordinary meetings. The members of the Supervisory Board each took part in more than half of the meetings of the Supervisory Board and the committees of which they are members. In detail, the members of the Supervisory Board took part in the meetings of the Supervisory Board and its committees as follows:

DISCLOSURE REGARDING PARTICIPATION IN MEETINGS OF THE SUPERVISORY BOARD AND THE SUPERVISORY BOARD COMMITTEES OF LINDE AG BY THE INDIVIDUAL SUPERVISORY BOARD MEMBERS IN THE 2016 FINANCIAL YEAR[1]

Supervisory Board members	Supervisory Board and committee meetings[1]	Participation	Attendance in %
Dr Manfred Schneider (Chairman) (until 20.05.2016)	7	6	86
Professor Dr Wolfgang Reitzle (Chairman) (as of 21.05.2016)	10	10	100
Hans-Dieter Katte (Deputy Chairman)	16	16	100
Michael Diekmann (Second Deputy Chairman)	13	11	85
Professor Dr Ann-Kristin Achleitner	12	12	100
Dr Clemens Börsig	12	10	83
Anke Couturier	8	8	100
Franz Fehrenbach	13	13	100
Gernot Hahl	16	16	100
Dr Martin Kimmich	8	8	100
Dr Victoria Ossadnik (as of 07.01.2016)	8	8	100
Xaver Schmidt	8	8	100
Frank Sonntag	8	8	100

1 This does not include the work of the Supervisory Board members outside of meetings of the Supervisory Board and the committees of which they are members.

Once again during the reporting year, the Supervisory Board’s advisory and monitoring activities focused on the Group’s growth prospects, its individual lines of business and its reportable segments. We regularly discussed the potential impact of the global economic situation and currency effects, the impact of oil price developments and the order situation in the plant construction sector with the Executive Board, alongside issues relating to the development of individual markets, while also discussing how to plan for the future and considering the stability of future developments. The Supervisory Board took an in-depth look at the efficiency improvement measures launched in 2015 and 2016, as well as the possible merger with the US industrial gas company Praxair, Inc. Another focal point of the Supervisory Board’s work in 2016 related to the changes within the Supervisory Board and Executive Board of Linde AG.
After a thorough review of the documents submitted and detailed discussions on the proposals of the Executive Board, the Supervisory Board granted all the necessary approvals. In 2016, the resolutions adopted by the Supervisory Board were adopted at meetings as a general rule. Supervisory Board members who were unable to attend in person participated in the passing of resolutions by casting their votes in writing. Two Supervisory Board resolutions were passed in written proceedings. In detail, the Supervisory Board focused on the following issues in 2016:
January 2016 – On 25 January 2016, we elected Franz Fehrenbach, by way of a written resolution, to succeed Klaus-Peter Müller, who had left the Supervisory Board with effect from 31 December 2015, as a member of the Standing Committee and the Nomination Committee of the Supervisory Board.
On 29 January 2016, the shareholder representatives on the Supervisory Board passed a resolution on the use of the option provided for in § 96 (2) sentence 3 of the German Stock Corporation Act (AktG) and notified the Chairman of the Supervisory Board that they rejected total compliance with the minimum gender distribution levels within the Supervisory Board of Linde AG.
March 2016 – At our meeting held on 9 March 2016, we discussed in detail and approved the annual financial statements of Linde AG and the Group financial statements for the year ended 31 December 2015 and agreed the proposed appropriation of earnings. We also addressed the 2015 mandatory EMIR audit pursuant to § 20 of the German Securities Trading Act (WpHG), a system audit on compliance with the requirements set out in the Securities Trading Law. On the basis of a proposal made by the Standing Committee, we agreed on the targets reached in relation to the variable cash emoluments and total emoluments earned by the individual Executive Board members for 2015. In addition, we issued the declaration of compliance with the German Corporate Governance Code and adopted the Report of the Supervisory Board and the Corporate Governance Report for 2015, the further development of the targets regarding our composition, as well as the agenda for the Annual General Meeting, including the proposed resolutions. In addition to its regular reports on business performance and the general position of The Linde Group, the Executive Board also presented us with an updated plan for the 2016 financial year and the updated medium-term business plan. This included information on variances from the prior-year budget. The Executive Board also presented a focus report on the Engineering Division.
May 2016 – Immediately before the Annual General Meeting on 3 May 2016, the Executive Board reported on business performance in the first quarter of 2016, current business development and Linde’s economic situation. We also discussed the mode of settlement for the matching shares rights that members of the Executive Board had acquired as part of the 2012 stock option plan and whose waiting period expired in 2016. After having been given detailed explanatory information, and conducting a detailed discussion, on the recommendation of the Standing Committee, we also approved the request made by Executive Board member Thomas Blades regarding the premature cancellation of both his appointment as member of the Executive Board and his existing contract of employment. Additionally, the meeting was used to prepare for the subsequent shareholder meeting.
Immediately after the Annual General Meeting held on 3 May 2016, another Supervisory Board meeting was held at which we elected Professor Dr Wolfgang Reitzle as the successor of Dr Manfred Schneider in the role of Chairman of the Supervisory Board and of the Mediation Committee with effect from 21 May 2016.
June 2016 – On 20 June 2016, we used written proceedings to set the timing and terms and conditions of Thomas Blades’ departure from the company.
July 2016 – An extraordinary strategy meeting was held on 26 July 2016. The Executive Board reported on its assessment of business, market and competitive developments, and on a possible merger with Praxair, Inc. The meeting was also used to address personnel matters relating to the Executive Board.
September 2016 – On 12 September 2016, the shareholder representatives on the Supervisory Board recommended, in agreement with the CEO, that the pre-liminary talks with Praxair, Inc. on a possible merger of the two companies be ended. It turned out that it had not been possible to reach an agreement on certain detailed issues that had been discussed – particularly with regard to governance. The fact that the merger made sense from a strategic point of view, however, had not been called into question.
The extraordinary Supervisory Board meeting held on 13 September 2016 focused on personnel matters relating to the Executive Board. The Standing Committee recommended,

following a comprehensive assessment and critical evaluation of the overall situation, that Georg Denoke be dismissed both as CFO and from his role as Employment Director. The Supervisory Board unanimously approved this recommendation and implemented it on the very same day. We also appointed Dr Wolfgang Büchele as the new Employment Director in addition to his existing duties. Dr Wolfgang Büchele used this meeting to announce to the Supervisory Board that he would no longer be available for an extension of his term of office on the Executive Board of Linde AG, which will end on 30 April 2017.
At our meeting on 27 September 2016, the Executive Board outlined in detail the economic situation facing The Linde Group and its divisions, described the outlook for the full 2016 financial year and delivered focus reports on the Health care product area and the Engineering Division. The meeting also focused on progress made in implementing the strategies highlighted in earlier years, strategic development and the Group’s competitive environment. The latest developments in relation to strategy and the competitive position of The Linde Group and its divisions were covered in detail. Key questions discussed included the strategic positioning and direction of Linde and its divisions, and projects considered or launched in this regard, as well as the impact of such projects on The Linde Group’s financial position, net assets and results of operations. Finally, the Supervisory Board also discussed the succession planning for the Executive Board.
December 2016 – Our meeting held on 7 December 2016 addressed current business developments. On the basis of comprehensive documentation, we also dealt with the preview of the 2016 financial statements, the budget for the 2017 financial year and the medium-term business plan for the years 2018 to 2020, including financial, capital expenditure and human resources plans. The Executive Board explained any variances between the plans and targets and the actual results, providing reasons for these variances. We also discussed the proposal made by the Executive Board to have the 2017 investment programme approved in detail. After careful examination, we granted our approval. After the Executive Board had received and assessed a modified proposal for a possible merger among equals with Praxair, Inc. at the end of November 2016, it presented strategic options for action to us. We discussed these models in detail and gained a comprehensive picture of the opportunities and risks, the entrepreneurial and strategic objectives being pursued, the feasibility of the transaction and its impact on our company. The Supervisory Board supported the resumption of talks with Praxair, Inc. At this meeting, Dr Wolfgang Büchele also made an offer to the Supervisory Board to resign from his position as member of the Executive Board, Chief Executive Officer and Employment Director at the end of 7 December 2016. The Supervisory Board accepted this offer and, with effect from 8 December 2016, appointed Professor Dr Aldo Belloni as member of the Executive Board, Chief Executive Officer and Employment Director of Linde AG until the end of 31 December 2018. We also passed a resolution on the terms and conditions of Dr Wolfgang Büchele’s departure and Professor Dr Aldo Belloni’s return.
In a special meeting held on 20 December 2016, we consented to the signing, by the Executive Board of Linde AG, of a term sheet, which has no legally binding effect, on the key terms and conditions of a potential merger of Linde AG and Praxair, Inc.

Committees and
committee meetings

The Supervisory Board continues to have four committees: the Mediation Committee, formed under § 27 (3) of the German Co-Determination Act (MitbestG), the Standing Committee, the Audit Committee and the Nomination Committee. The Chairman of the Supervisory Board chairs all the committees with the exception of the Audit Committee. The current members of each committee are listed on > PAGE 7. Information about  the responsibilities of each committee is given in the Corporate Governance Report on > PAGES 14 TO 21. The committee chairmen reported in detail on the agendas and outcomes of their committee meetings at the plenary Supervisory Board meeting following their sessions.
The Standing Committee of the Supervisory Board held four meetings during the reporting year. The Chairman of the Standing Committee also remained in close contact with the other committee members outside meetings in order to liaise on particular issues. The Standing Committee addressed personnel matters relating to the Executive Board and prepared Supervisory Board decisions on personnel matters. The Standing Committee also gave its consent to members of the Executive Board taking up mandates and secondary occupations with other companies, establishments and institutions.
The Audit Committee met on four occasions during the year under review in the presence of the auditors, the Chief Executive Officer and the Chief Financial Officer/interim CFO. It discussed and reviewed in detail the annual financial statements of Linde AG and the Group financial statements, the management reports, the proposed appropriation of profits and the audit reports, including the report on the audit focus and the oral presentation by the auditors of the main results of the audit. The Audit Committee raised no objections on the basis of its reviews. No significant weaknesses in the accounting-related internal control system or in the system for the early identification of risks were detected by the auditors. The

Executive Board also discussed the interim and half-year financial reports with the Audit Committee, taking into account auditor’s report on the review conducted, prior to their publication. In addition, this Committee prepared the proposal from the Supervisory Board on the appointment of the auditors at the Annual General Meeting, issued the audit mandate to the auditors, determined the audit focus and agreed the audit fees. The Audit Committee monitored the independence, qualifications, rotation and efficiency of the auditors and the services provided by the auditors in addition to the audit itself. It also entered into an agreement with the auditors in accordance with the Group’s internal rules about the provision of services not related to the audit, and the auditors informed the Committee at each of its meetings about the fees it had charged in relation to such services. Furthermore, it kept up to date on the evolution of the risk management system and compliance structures, compliance issues, any legal or regulatory risks, the risk position and the identification and monitoring of risk within the Group. The Audit Committee also reviewed the evolution of internal control systems within the Group based on a presentation by the Executive Board. It received a report on the structure, roles and responsibilities within the Internal Audit department, on its audit work and the audit plan for 2016. The Audit Committee was briefed on the effectiveness of the internal control system, risk management system and internal audit system; it discussed the findings in detail and was duly satisfied as to the efficacy of the systems in question. The Executive Board also briefed the Audit Committee on a regular basis with regard to the status of various activities relating to the external and internal financing of the Group and the safeguarding of its liquidity. Other issues included the 2015 mandatory EMIR audit pursuant to § 20 of the German Securities Trading Act (WpHG), the possible implications of Brexit for our company and current legal and accounting developments. For selected agenda items, department heads also attended meetings of the Audit Committee, submitting reports and answering questions. In addition, the Chairman of the Audit Committee held talks on issues of significance in the periods between committee meetings, with the Chairman of the Supervisory Board, Chief Executive Officer, the interim CFO and the auditors in particular. The Audit Committee and, where necessary, the Supervisory Board were regularly appraised of the outcome of these discussions.
The members of the Nomination Committee discussed succession planning for the Supervisory Board on several occasions outside of meetings. They prepared the proposed resolution of the Supervisory Board to be presented to the Annual General Meeting on 3 May 2016 on the Supervisory Board by-election.
Once again, the Mediation Committee did not need to be convened in 2016.

Corporate governance and
declaration of compliance

We continually monitor changes to the German Corporate Governance Code and permanently verify that the provisions are being implemented correctly. In March 2017, the Executive Board and the Supervisory Board issued an updated declaration of compliance in accordance with § 161 of the German Stock Corporation Act (AktG) and made it permanently available to its shareholders on the company’s website. > www.linde.com. Further information on corporate governance at Linde can be found in the Corporate Governance Report. > see pages 14 to 21.

Annual financial statements
and Group financial statements

KPMG AG Wirtschaftsprüfungsgesellschaft, Berlin, (KPMG) audited the annual financial statements of Linde AG prepared in accordance with the principles set out in the German Commercial Code (HGB), as well as the consolidated financial statements of The Linde Group for the year ended 31 December 2016 prepared in accordance with IFRS as adopted by the European Union including the combined management report of Linde AG and The Linde Group in accordance with German generally accepted standards for the audit of financial statements and in supplementary compliance with International Standards on Auditing (ISA). The auditors have confirmed that the Group financial statements and the combined management report meet the requirements set out in § 315a (1) of the German Commercial Code (HGB) and have issued unqualified opinions on both the Group financial statements and annual financial statements. In accordance with the terms of its engagement, KPMG performed audit reviews of the interim and half-yearly financial reports in the 2016 financial year. At no time did these reviews give rise to any objections. KPMG also confirmed that the system for the early identification of risks complies with legal requirements; no risks posing a threat to the Group’s viability were identified. In the 2016 financial year, the audit focused on the “Assessment of the internal control system for long-term construction contracts of Linde AG – Engineering Division”. No significant weaknesses in the accounting-related internal control system or in the system for the early identification of risks were detected by the auditors. Once again during the reporting year, the auditors declared their independence to the Audit Committee.
The documents relating to the financial statements and the audit reports were issued to all members of the Supervisory Board in good time. They were then the subject of extensive deliberations at the Audit Committee meeting on 7 March 2017 and the meeting of the Supervisory Board to approve the financial statements on 8 March 2017. The auditors took part in the discussions both at the Audit Committee meeting and at the meeting of the full Supervisory Board. They presented the main results of their audits and were able to provide supplementary information and to answer questions. The Audit Committee also presented the results of its review to the Supervisory Board. We conducted our own examination of all of the documents submitted and the audit reports and discussed them in detail. After considering the results of the preliminary review by the Audit Committee and the final results of our own review of the documents submitted to us by the Executive Board and by the auditors, we find no grounds for objection and concur with the results of KPMG’s audit. We hereby approve and adopt the financial statements of Linde AG and the Group financial statements for the year ended 31 December 2016 as drawn up by the Executive Board; the annual financial statements of Linde AG are hereby final. We also approve the Executive Board’s proposal for the appropriation of profits.

Changes to the composition of
the Supervisory Board and the
Executive Board

Dr Victoria Ossadnik was appointed by court to the Supervisory Board of Linde AG on 7 January 2016 after Klaus-Peter Müller had resigned from the Supervisory Board on 31 December of the previous financial year. On 3 May 2016, the Annual General Meeting elected her as shareholder representative on the Supervisory Board for the remaining term of office of the other Supervisory Board members. Dr Manfred Schneider also resigned as member and Chairman of the Supervisory Board with effect from the end of 20 May 2016 and left the Supervisory Board on this date. The Annual General Meeting elected Professor Dr Wolfgang Reitzle to the Supervisory Board to replace Dr Manfred Schneider with effect from 21 May 2016. The members of the Supervisory Board elected Professor Dr Wolfgang Reitzle as their new Chairman. An overview of the composition of the Supervisory Board and its committees is provided on > pages 6 to 7.
      The following members left the Executive Board: Thomas Blades (as at 30 June 2016), Georg Denoke (as at 13 September 2016) and Dr Wolfgang Büchele (as at 7 December 2016). Professor Dr Aldo Belloni was appointed as member of the Executive Board and Employment Director with effect from 8 December 2016. The Supervisory Board appointed him to succeed Dr Wolfgang Büchele as Chief Executive Officer.

We would like to thank the gentlemen who have left the Supervisory Board and the Executive Board for their many years of particularly committed cooperation. We would also like to thank the Executive Board and all employees worldwide for their hard work and performance during the last financial year.

M U N I C H ,   8   M A R C H  2 0 1 7
O N   B E H A L F   O F   T H E   S U P E R V I S O R Y
B O A R D

P R O F E S S O R   D R   W O L F G A N G   R E I T Z L E
[ C H A I R M A N   O F   T H E   S U P E R V I S O R Y
B O A R D   O F   L I N D E   A G ]

An Excerpt from the Discussion About Remuneration of the Supervisory Board

The remuneration of the Supervisory Board is determined at the Annual General Meeting based on a proposal from the Executive Board and Supervisory Board. It is governed by Article 11 of the articles of association.
Under the new system approved at the 2013 Annual General Meeting, the remuneration of the Supervisory Board changed so that it comprises only fixed emoluments.

Annual fixed emoluments
Each member of the Supervisory Board receives annual fixed emoluments of EUR 150,000.

Emoluments of the Chairman and Deputy
Chairmen of the Supervisory Board
The Chairman of the Supervisory Board receives annual fixed emoluments of EUR 450,000 and each of the Deputy Chairmen receives annual fixed emoluments of EUR 225,000. These fixed amounts also include the recompense for chairing and serving on committees.

Emoluments of the Standing Committee
and Audit Committee
Each member of the Standing Committee and the Audit Committee (excluding the Chairman and Deputy Chairmen of the Supervisory Board) receives EUR 30,000 in addition to his or her annual fixed emoluments and the Chairman of the Audit Committee receives EUR 60,000 in addition to his or her annual fixed emoluments.

Attendance fees
The company pays members of the Supervisory Board an attendance fee of EUR 1,000 every time they attend a Supervisory Board meeting or committee meeting. This amount remains unchanged if several meetings take place on the same day.

Payment date, VAT and reimbursement
of expenses
The remuneration of the Supervisory Board is paid after the end of the relevant financial year. The company reimburses members of the Supervisory Board for their expenses and also for VAT on their emoluments and on their expense reimbursements. The company can take out liability insurance for the benefit of members of the Supervisory Board to cover the legal liability arising from their activities as Board members.

Voluntary personal investment
The members of the Supervisory Board made a personal commitment to the Supervisory Board that, in return for 25 percent of the fixed gross emoluments payable in each financial year, they would purchase shares in Linde and in each case hold these shares for the duration of their membership of the Supervisory Board of Linde AG. This does not apply if the Supervisory Board members remit at least 85 percent of their fixed emoluments to the Hans Böckler Foundation in accordance with the guidelines of the Confederation of German Trade Unions (DGB) or to the employer as a result of an obligation under a service or employment contract. If in these cases the proportion of fixed emoluments transferred is less than 85 percent, the personal commitment applies to the proportion of the fixed emoluments which has not been transferred.
In the 2015 financial year, the Supervisory Board members fulfilled their personal commitment. No cost arose for the company as a result. The Supervisory Board bought Linde shares on the stock market and reported the purchases in accordance with the German Securities Trading Act (WpHG).
The ongoing talks between Linde AG and Praxair, Inc. regarding a merger of the two companies prompted Linde AG to release the Supervisory Board members from the abovementioned personal commitment for the time being. All of the Supervisory Board members affected then made a declaration to the Chairman of the Supervisory Board and the Chief Executive Officer stating that they would not fulfil their personal commitment to acquire Linde shares for as long as they are released from the personal commitment by the company. The personal commitment to hold Linde shares that have already been acquired for the duration of their membership of the Supervisory Board remains unaffected by these declarations.

An Excerpt from the Discussion About Linde in the Capital Market

DAX achieves positive annual result
despite volatile development
The 2016 stock market year was characterised by concerns relating to political stability: the Brexit vote, Donald Trump’s victory in the US presidential elections and the referendum in Italy all had an impact on the development of the stock markets, as did concerns over the global economy and measures taken by international central banks.
Nevertheless, Germany’s leading index, the DAX, was able to hold its own in this difficult international environment. In the first few months of the year, the slowdown of the Chinese economy and the drop in oil prices sent the index on a downward trajectory. The DAX touched on a low of around 8,700 points in February and only bounced back after the Chinese government announced that it would be taking countermeasures.
In the second quarter, Germany’s leading index initially showed positive development on the whole. In June, however, the surprising outcome of the EU referendum in the United Kingdom triggered the biggest price slump within the space of a day, sending the DAX plunging from around 10,350 to under 9,200 points.
Contrary to expectations, the DAX nevertheless made a fairly swift recovery. By August, the index had already returned to the pre-Brexit level. In the third quarter, investors were keeping a watchful eye on the monetary policy pursued by the US Federal Reserve (the Fed). The Fed initially, however, left its key rate unchanged in September, waiting until December to lift it slightly, by 0.25 percentage points.
November 2016 had a surprise in store when Donald Trump emerged as the winner of the US presidential elections. While this only triggered a momentary price dip on the DAX, the US markets benefited considerably from positive expectations regarding monetary policy and economic incentives provided by Trump. Germany’s leading index was boosted by the continuation of the European Central Bank’s loose monetary policy at the end of 2016. On 30 December 2016, the DAX closed the 2016 stock market year at 11,481 points, up by 6.9 percent.
With this result, the DAX outperformed most of Europe’s major stock market indices. The MSCI Europe Index only gained 4.0 percent. The FTSEurofirst 300 Index, London, lost 0.6 percent, with the DJ EURO STOXX gaining 1.5 percent. The CAC 40 Index in Paris rose by 4.9 percent.

     The US stock markets outperformed the DAX: the S & P 500 Index climbed by 7.5 percent compared to the previous year. The technology index NASDAQ (NASDAQ composite) achieved an even better performance, rising by 9.5 percent. The emerging markets showed similarly positive development. The MSCI Emerging Markets Index, for example, rose by 8.6 percent in the year under review.

Upward trend sees Linde shares
outperform the DAX leading index
At the beginning of the stock market year, the Linde share generally slightly outperformed the DAX. On the whole however, it developed in tandem with Germany’s leading index and was initially hit by economic concerns. Like the DAX, Linde shares also reached their low in February, sliding to EUR 115.85.
The forecast for the 2016 financial year, which was published in March 2016, was partly interpreted by the capital markets as a sign of a slowdown in growth, which temporarily narrowed the lead that the Linde share had over the DAX. In the months that followed, however, the Linde share was once again able to gain a slight lead over the leading index. In June, Linde shares followed the downward trend of the DAX resulting from the Brexit decision.
On 16 August, Linde confirmed that it was involved in talks on a possible merger with Praxair, pushing its share price up by around 11 percent that day. From then on, the share price performance was mainly event-driven. When the merger talks were initially ended in mid-September, the price of Linde shares dropped, although they remained above the DAX level.
In October, the company’s shares received positive impetus from the reporting of the quarterly results and the publication of Linde’s future strategic focus. This also included the announcement of further efficiency measures (LIFT programme).
Just before the end of the year, the capital markets showed a positive reaction to the announcement made in early December that the merger talks were to be resumed. This tailwind allowed the Linde share to make further gains, reaching an annual high of EUR 163.55 on 19 December 2016.
In addition to the news regarding a possible merger with Praxair, Linde shares also continued to benefit from The Linde Group’s fundamentally solid and stable business model. This business model is characterised by long-term contractual structures, a broad-based customer portfolio and a stable cash flow.
Further efficiency measures adopted in the year under review, as well as the well-known HPO (High Performance Organisation) concept designed to achieve a sustainable productivity gain, contribute to a positive perception of Linde on the capital market.
The capital market is increasingly evaluating responsible behaviour in the corporate sector with investments that take the principles of sustainable management into account (Socially Responsible Investment, SRI). Linde is represented in a number of SRI funds, indices and ranking systems. Among others, Linde forms part of the global Dow Jones Sustainability Index (DJSI World), the FTSE4Good Index series, the Ethibel Sustainability Index (ESI) and the STOXX Global ESG Leaders Index. Further information on Linde’s capital market activities can be found on > PAGE 60.

Excerpts from Linde AG's Opportunity and Risk Report

M & A opportunities
The consolidation of the global gas industry comes hand-in-hand with opportunities for mergers and acquisitions. The planned merger of equals with the US company Praxair would prove highly advantageous to both companies. A merger would considerably strengthen the position on all key markets. The two companies would complement each other well in terms of their regional focus, allowing them to embrace macroeconomic trends. The product and solutions portfolio resulting from the potential merger would be broader and more balanced, and would allow significant synergy effects to be exploited.

Risk areas

Given the current developments in connection with the planned merger among equals with the company Praxair, the main risks associated with this transaction are set out separately at the beginning of this “Risk areas” chapter in the interests of clarity. The assessment of these key risks resulting from the planned merger is included in the “Strategic risks” risk area set out further below.
In the main, the transaction exposes Linde to risks relating, among other things, to the expected timing and likelihood of the conclusion/execution of the planned merger. These risks relate to the granting of any required official or regulatory approval for the planned merger, as well as requirements associated with such approval, as these could reduce the advantages that the merger is expected to bring or prompt the parties not to conclude the transaction. Other risks include the risk of Linde being faced with unfavourable antitrust law requirements as a result of the merger, or with a negative impact in a legal, regulatory or contractual sense, and the risk that qualified employees in key positions cannot be hired or retained.

Strategic risks
Linde’s long-term growth targets are based inter alia on the growth areas of energy, the environment and health, as well as on dynamic trends in the fast-growing economies.
Achieving the growth targets entails risks both within and outside the Group. Risks arise on the one hand from uncertainty about the future evolution of these growth areas, which are influenced by political, social, legal and economic factors.
On the other hand, there are also risks associated with the internal measures adopted by the Group to achieve its targets. These include not only acquisition and investment projects, but also strategic initiatives in areas such as digital transformation, improving customer satisfaction or sustainability performance. The risks associated with such projects are principally the result of the uncertainty attached to assumptions about the future development of the underlying business model and to the amount of the net investment in an acquisition project or the net cash inflow from an investment project.
Investments in tangible assets, acquisitions and sales are discussed and approved by the investment committee or at meetings of the Executive Board. At the beginning of the project, careful consideration is given to the assumptions about the project, the feasibility of the project and the specific risks attached to that project. The Group evaluates, for example, country risk and currency risk, the credit ratings of individual customers and trends in the local (gases) markets, as well as the underlying terms and conditions of the contract and the cost of the investment.
In addition, the Executive Board, the Supervisory Board and Group management personnel hold regular meetings to evaluate the extent to which targets associated with strategic initiatives have been achieved and then implement any corrective measures required.
Overexposure to a single region, customer segment or a particular technology might, for example, have an adverse impact on Linde’s net assets, financial position and results of operations and on its future growth prospects if the assumed overall circumstances change, i.e. in a situation where economic conditions worsen or customers fail to extend their contracts. To counter this risk, the Group applies portfolio management to define and monitor target ranges for its investments. In addition, Linde’s integrated business model means that it is in a position to offer its customers different construction and operator models and thus to manage its concentration risk.
Linde’s good reputation is a key prerequisite for achieving the long-term growth targets. By expanding its crisis management and crisis communication standards, Linde counters the risk of reputational losses resulting from the mismanagement of crises or insufficient communication on relevant events.

An Excerpt from the Discussion About Linde AG’s Outlook

In 2017, Linde expects to incur further restructuring costs and expenses in connection with the intended merger with Praxair in the amount of around EUR 300m in total. As in previous reporting periods, these costs will be reported as special items.

Additional information and where to find it
Should Praxair, Inc. (“Praxair”) and Linde AG (“Linde”) proceed with the proposed business combination transaction, Praxair and Linde expect that a newly formed holding company (“New Holdco”) will file a Registration Statement on Form S-4 or Form F-4 with the U.S. Securities and Exchange Commission (“SEC”) that will include (1) a proxy statement of Praxair that will also constitute a prospectus for New Holdco and (2) an offering prospectus of New Holdco to be used in connection with New Holdco’s offer to acquire Linde shares held by U.S. holders. When available, Praxair will mail the proxy statement/prospectus to its stockholders in connection with the vote to approve the merger of Praxair and a wholly-owned subsidiary of New Holdco, and New Holdco will distribute the offering prospectus to Linde shareholders in the United States in connection with New Holdco’s offer to acquire all of the outstanding shares of Linde. Should Praxair and Linde proceed with the proposed business combination transaction, Praxair and Linde also expect that New Holdco will file an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”). There can be no assurance that a binding definitive agreement will be reached between Praxair and Linde, and the consummation of any binding transaction will be subject to regulatory approvals and other customary closing conditions.

Investors and security holders are urged to read the proxy statement/prospectus and the offer document regarding the proposed business combination transaction and proposed offer if and when they become available because they will contain important information.

You may obtain a free copy of the proxy statement/ prospectus (if and when it becomes available) and other related documents filed by Praxair, Linde and New Holdco with the SEC on the SEC’s Web site at > www.sec.gov. The proxy statement/prospectus (if and when it becomes available) and other documents relating thereto may also be obtained for free by accessing Praxair’s Web site at > www.praxair.com. Following approval by the BaFin, the offer document will be made available at BaFin’s Web site at > www.bafin. de. The offer document (if and when it becomes available) and other documents relating thereto may also be obtained for free by accessing Linde’s Web site at >  www.linde.com.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of New Holdco, Praxair or Linde. The final terms and further provisions regarding the public offer will be disclosed in the offer document after the publication has been approved by the BaFin and in documents that will be filed with the SEC. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted. The information contained herein should not be considered as a recommendation that any person should subscribe for or purchase any securities.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, and applicable European and German regulations. The distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No offering of securities will be made directly or indirectly, in or into any jurisdiction where to do so would be inconsistent with the laws of such jurisdiction.

Participants in solicitation
Praxair, Linde, New Holdco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Praxair’s stockholders in respect of the proposed business combination. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Praxair in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/ prospectus if and when it is filed with the SEC. Information regarding the directors and executive officers of Praxair is contained in Praxair’s Annual Report on Form 10-K for the year ended December 31, 2016 and its Proxy Statement on Schedule 14A, dated March 18, 2016, which are filed with the SEC and can be obtained free of charge from the sources indicated above.

Forward-looking statements
This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on our beliefs and assumptions on the basis of factors currently known to us. These forward-looking statements are identified by terms and phrases such as: anticipate, believe, intend, estimate, expect, continue, should, could, may, plan, project, predict, will, potential, forecast, and similar expressions. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed business combination, integration plans and expected synergies, and anticipated future growth, financial and operating performance and results. Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted or expected. No assurance can be given that these forward-looking statements will prove accurate and correct, or that projected or anticipated future results will be achieved. Factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: the expected timing and likelihood of the entry into, or the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties not to enter into, or to abandon the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed business combination agreement; the ability to successfully complete the proposed business combination and the exchange offer; regulatory or other limitations imposed as a result of the proposed business combination; the success of the business following the proposed business combination; the ability to successfully integrate the Praxair and Linde businesses; the possibility that Praxair stockholders may not approve the proposed business combination agreement or that the requisite number of Linde shares may not be tendered in the public offer; the risk that the parties may not be able to satisfy the conditions to closing of the proposed business combination in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the proposed business combination; the risk that the announcement or consummation of the proposed business combination could have adverse effects on the market price of Linde’s or Praxair’s common stock or the ability of Linde and Praxair to retain customers, retain or hire key personnel, maintain relationships with their respective suppliers and customers, and on their operating results and businesses generally; the risk that New Holdco may be unable to achieve expected synergies or that it may take longer or be more costly than expected to achieve those synergies; state, provincial, federal and foreign legislative and regulatory initiatives that affect cost and investment recovery, have an effect on rate structure, and affect the speed at and degree to which competition enters the industrial gas, engineering and healthcare industries; outcomes of litigation and regulatory investigations, proceedings or inquiries; the timing and extent of changes in commodity prices, interest rates and foreign currency exchange rates; general economic conditions, including the risk of a prolonged economic slowdown or decline, or the risk of delay in a recovery, which can affect the long-term demand for industrial gas, engineering and healthcare and related services; potential effects arising from terrorist attacks and any consequential or other hostilities; changes in environmental, safety and other laws and regulations; the development of alternative energy resources; results and costs of financing efforts, including the ability to obtain financing on favorable terms, which can be affected by various factors, including credit ratings and general market and economic conditions; increases in the cost of goods and services required to complete capital projects; the effects of accounting pronouncements issued periodically by accounting standard-setting bodies; conditions of the debt and capital markets; market acceptance of and continued demand for Linde’s and Praxair’s products and services; changes in tax laws, regulations or interpretations that could increase Praxair’s, Linde’s or New Holdco’s consolidated tax liabilities; and such other factors as are set forth in Linde’s annual and interim financial reports made publicly available and Praxair’s and New Holdco’s public filings made with the SEC from time to time, including but not limited to those described under the headings “Risk Factors” and “Forward-Looking Statements” in Praxair’s Form 10-K for the fiscal year ended December 31, 2016, which are available via the

SEC’s website at > www.sec.gov. The foregoing list of risk factors is not exhaustive. These risks, as well as other risks associated with the contemplated business combination, will be more fully discussed in the proxy statement/prospectus and the offering prospectus that will be included in the Registration Statement on Form S-4 or Form F-4 that will be filed with the SEC and in an offering document and/or any prospectuses or supplements to be filed with BaFin in connection with the contemplated business combination. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than Linde, Praxair or New Holdco has described. All such factors are difficult to predict and beyond our control. All forward-looking statements included in this document are based upon information available to Linde, Praxair and New Holdco on the date hereof, and each of Linde, Praxair and New Holdco disclaims and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.